                                                  -----------------------------
                                                  /      OMB APPROVAL         /
                                                  -----------------------------
                                                  / OMB Number:      3235-0145/
                                                  / Expires: December 31, 1997/
                                                  / Estimated average burden  /
                                                  / hours per response.. 14.90/
                                                  -----------------------------



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*



                        Thermo Tech Technologies, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                          Common Stock, no par value
________________________________________________________________________________
                        (Title of Class of Securities)


                                   88360H101
        _______________________________________________________________
                                (CUSIP Number)

                              Charles H. Winkler
                          Citadel Limited Partnership
                          225 West Washington Street
                                   Suite 900
                               Chicago, IL 60606
                                (312) 696-2102
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 28, 1996
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                               PAGE 1 OF 5 PAGES

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 88360H101
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Citadel Limited Partnership
      FEIN No.: 36-3754834
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    Reporting person has voting and dispositive power
     NUMBER OF            over (i) 8% Convertible Debentures which are
                          convertible into 1,144,422 shares of Common Stock, no
      SHARES              par value, as of the date for the filing of this
                          statement and (ii) 4,340 shares of Common Stock.
   BENEFICIALLY    -----------------------------------------------------------
                          SHARED VOTING POWER
     OWNED BY        8
                          -0-
       EACH
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON
                          See item 7 above.
       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10

                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      See item 7 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13 5.91% as of the date for the filing of this statement. (Based on 18,282,019 shares of Common Stock issued and outstanding as of September 4, 1996 plus the shares of Common Stock referred to in item 7 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                               PAGE 2 OF 5 PAGES

          This is the third amendment to the Schedule 13D previously filed by the reporting person with respect to the securities of the issuer set forth on the cover page hereto (such initial filing, together with any prior amendments thereto, the "Prior Filing"). This amendment is being filed in order to amend and restate Item 5 of the Prior Filing in its entirety in connection with sales of the issuer's common stock by affiliates of the reporting person.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) By reason of its serving as managing general partner of Nelson and trading manager of Olympus, Citadel may be deemed to be the indirect beneficial owner of the Convertible Securities, including the shares of Common Stock into which the Convertible Securities are convertible, and shares of Common Stock held by Nelson and Olympus. As of the date for the filing of this statement, Nelson and Olympus collectively own Convertible Securities for which they originally paid $340,000 ("Stated Value") and 4,340 shares of Common Stock.

          As of any date ("Conversion Date") all or a portion of the Convertible Securities may be converted into the number of shares of Common Stock determined by dividing the Stated Value of such securities (plus an amount equal to 8% interest on the Stated Value of such securities from the Closing Date) by a conversion price ("Conversion Price").
          The Conversion Price is equal to the lesser of (i) $2.2125 and (ii) 85% of the average closing bid price (as reported by NASDAQ or such other market or exchange as the Common Stock is then traded) of the Issuer's Common Stock for the five trading days immediately preceding the Conversion Date.

          If the Company's Common Stock is trading at a price less than $2.60, the Conversion Price will fluctuate depending upon the closing bid price of the Issuer's Common Stock. As a consequence, the number of shares of Common Stock into which the Convertible Securities may be converted, and consequently the number of shares of such securities which Citadel may be deemed to beneficially own, may fluctuate on a daily basis based solely on the Common Stock's market price and without any action taken by Citadel, Nelson or Olympus.

          As of the date for the filing of this statement, by virtue of its status as the managing general partner of Nelson and the trading manager for Olympus, Citadel may be deemed to be the beneficial owner of 1,148,762 shares of Common Stock representing 5.91% of the Issuer's Common Stock (based on (i) 18,282,019 shares of Common Stock issued and outstanding as set forth in the Issuer's most recently filed 6-K and (ii) a Conversion Price equal to $.3134).

     (b) Citadel has the sole power to vote and the sole power to dispose of the Convertible Securities, the Common Stock into which the Convertible Securities are convertible and the Common Stock held by Nelson and Olympus on behalf of each of Nelson and Olympus.

     (c) The following transactions with respect to the Issuer's common stock have been effected during the 61-day period ending October 28, 1996:


Transaction Date      Transacting Party  Transaction  Quantity  Price
--------------------  -----------------  -----------  --------  -----

October 28, 1996           Nelson            Sell     165,000   $ .36
October 28, 1996           Olympus           Sell     100,000   $ .36
October 23, 1996           Nelson            Sell       8,200   $ .38
October 23, 1996           Olympus           Sell      10,600   $ .38
October 22, 1996           Nelson            Sell      42,000   $ .40
October 22, 1996           Nelson            Sell      43,000   $ .40
October 21, 1996           Nelson            Sell      30,000   $ .45
October 21, 1996           Olympus           Sell      20,000   $ .45
October 18, 1996           Nelson            Sell      55,000   $ .47
October 18, 1996           Olympus           Sell      45,000   $ .47
October 16, 1996           Nelson            Sell      49,000   $ .48
October 16, 1996           Nelson            Sell      35,000   $ .48
October 15, 1996           Nelson            Sell      37,200   $ .56
October 15, 1996           Olympus           Sell      26,600   $ .56

                               Page 3 of 5 Pages


October 14, 1996      Nelson             Sell          156,600  $ .63
October 14, 1996      Olympus            Sell           76,400  $ .63
October 11, 1996      Nelson             Sell           50,000  $ .60
October 11, 1996      Olympus            Sell           25,000  $ .60
October 10, 1996      Nelson             Sell          178,000  $ .66
October 10, 1996      Olympus            Sell           89,000  $ .66
October 9, 1996       Nelson             Sell          175,400  $ .50
October 9, 1996       Olympus            Sell           81,600  $ .50
October 8, 1996       Nelson             Sell           60,000  $ .47
October 7, 1996       Nelson             Sell           58,500  $ .63
October 7, 1996       Olympus            Sell           58,500  $ .63
September 24, 1996    Nelson             Sell           50,000  $1.10

     (d) Nelson and Olympus, as the direct beneficial and legal owners of the Convertible Securities and the Common Stock, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Convertible Securities, the Common Stock into which the Convertible Securities are convertible and the Common Stock held by them. However, Citadel, as managing general partner of Nelson and trading manager for Olympus, ultimately has the right to direct such activities.

                               Page 4 of 5 Pages

                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 4, 1996         Citadel Limited Partnership

                                By:  GLB Partners, L.P.,
                                     its general partner

                                By:  Citadel Investment Group, L.L.C.,
                                     its general partner

                                By:  /s/Kenneth C. Griffin,
                                     ----------------------
                                     its manager


                                                               Page 5 of 5 Pages